LAW OFFICES

EDWARD H. GILBERT

PROFESSIONAL ASSOCIATION

5100 Town Center Circle

Telephone: (561) 361-9300

Suite 430

Telefax (561) 361-9369

Boca Raton, Florida 33486

E-Mail: ehgilbert@ehgpa.com

September 19, 2006

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Gentor Resources, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form SB-2 (the “Amendment”)

File Number 333-130386

Dear Mr. Reynolds:

Reference is made to your letter of September 1, 2006 to Lloyd J. Bardswich (the “Comment Letter”) in regard to the matter referenced above.  Accompanying this letter (the “Response Letter”) please find Three (3) hard copies of the Amendment.  For convenience, the narrative portion of one (1) hard copy has been marked to reflect the changes from the prior filing (the “Blacklined Amendment”).

The following captions and paragraph numbers set forth in this Response Letter refer to the caption and paragraph numbers contained as a part of the Comment Letter:

General:

1.

The Amendment has been revised to reflect the fact that a qualified mining consultant was engaged by the Company to, among other things, review the past sampling reports related to the property.  Such independent consultant determined (i) that the sampling technique utilized by each of Noranda and Independence Mining was acceptable and, in general, appeared to meet accepted industry standards; (ii) that the analyses methods carried out by each of Noranda and Independence Mining were according to accepted industry standards using accepted practices; and that (iii) it had no reason to believe that previous assays relied upon in the technical report provided to the Company were biased in any way.

Forward Looking Statements:

2.

The section was revised to correct the inconsistency noted as part of  the comment.

Use of Proceeds:

3.

The Use of Proceeds tables were revised to include a description of the line item “contingencies”.

September 18, 2006

4.

As part of its previous filings, the Company had addressed the issue of the purchase of shares in the offering by its shareholders under the section “Plan of Distribution”.  The disclosure in that section has been refined in response to the comment.

Mining Operations Disclosure:

5.

Duplicate disclosure has been eliminated in response to the comment.

Management’s Plan of Operation:

6.

The Company will include the Option Agreement and its exhibit, the Memorandum of Option, as part of the prospectus. The character of the Memorandum has been described in more detail as requested.

7.

The Company has identified the parameters of commercial viability and has revised the Amendment so that such term is used consistently throughout the Amendment.

8.

The requested disclosure has been included as requested.

9.

The Amendment has been revised to eliminate the apparent contradiction identified.

10.

Along with the identification of the parameters of commercial viability included in the Amendment, the Company has revised the disclosure to better describe its anticipated courses of action based upon potential results.

11.

The disclosure has been revised as requested.

12.

Please see the response at item 10, above.

13.

The Company has revised the disclosure to better describe its anticipated courses of action based upon potential results, including the fact that as an exploration stage company (as such term is defined in Securities Act Industry Guide 7(a)(4)(i)), it would not develop the Subject Claims to the mining stage.  The Company has also disclosed its plan of operation in the event that it were to dispose of its interest in the Subject Claims.

14.

Disclosure has been added regarding the position of the Company as to the engagement of persons to undertake its Phase 1 and Phase 2 exploration programs.

15.

The disclosure has been revised as requested.

Proposed Business:

16.

Duplicate disclosure has been eliminated in response to the comment.

Certain Transactions:

17.

The Company does not believe that its disclosure was inappropriate based upon the provisions of Item 404(b)(4).  However, the requested disclosure has been included in this section and in the section entitled “Management’s Plan of Operation.”

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September 18, 2006

Financial Statements:

18.

The requested disclosure has been included..

Very truly yours,

/S/ Edward H. Gilbert

Edward H. Gilbert

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